Exhibit 99.1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

BRIGHT STATION PLC

2)   Name of shareholder having a major interest

T ROWE PRICE ASSOCIATES, INC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LTD - ACCOUNT DESIGNATION USRESLD

5)   Number of shares/amount of stock acquired

NIL

6)   Percentage of issued class

N/A

7)   Number of shares/amount of stock disposed

885,904

8)   Percentage of issued class

0.51%

9)   Class of security

ORDINARY SHARES OF ONE PENCE

10)  Date of transaction

24 JANUARY 2001

11)  Date company informed

26 JANUARY 2001

12)  Total holding following this notification

5,154,096

13)  Total percentage holding of issued class following this notification

2.99%

14)  Any additional information


15)  Name of contact and telephone number for queries

CAROLINE WEBB - 020 7925 7676

16) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL

     Date of notification  1 FEBRUARY 2001